November 9, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Gabriel Eckstein

Re:      COPsync, Inc.
Registration Statement on Form S-1
File No. 333-206460

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, COPsync, Inc. (the “Registrant”), hereby requests that the effective date of such Registration Statement on Form S-1 filed by the Registrant with the U. S. Securities and Exchange Commission (the “Commission”), be accelerated so that the same may become effective at 4:00 p.m. on Monday, November 9, 2015, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (972) 865-6192, or Alexander McClean of Harter Secrest & Emery LLP at (585) 232-6500.

Very truly yours,

COPsync, Inc.

By:	/s/Barry W. Wilson
Barry W. Wilson
Chief Financial Officer

Maxim Group LLC
405 Lexington Ave
New York, NY 10174

November 9, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0404

Re:	COPsync, Inc. Registration Statement on Form S-1

Ladies and Gentleman:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of COPsync, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective on Monday, November 9, 2015, at 4:00 p.m. (Eastern Standard Time), or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, please be advised that during the period from October 8, 2015 to the date of this letter, the preliminary prospectus, dated October 8, 2015, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	10
Copies to prospective dealers:	25
Copies to prospective institutional investors:	170
Copies to prospective retail investors:	636
Total	841

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

Maxim Group LLC confirms that it has complied with and will continue to comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

MAXIM GROUP LLC

/s/ Clifford A. Teller

By:    Clifford A. Teller
Title: Executive Managing Director, Investment Banking